                                              Filed Pursuant to Rules 424(b)(3)
                                              and 424(c) of Regulation C

                                              Registration No. 333-50701



                                    VIB CORP
                                   SUPPLEMENT
                                       TO
                    REOFFER PROSPECTUS DATED APRIL 22, 1998


     This Supplement to Reoffer Prospectus (this "Supplement") covers the resale by Jack Brittain, Jr. (the "Selling Shareholder"), Executive Vice President and Chief Credit Officer of Valley Independent Bank (the "Bank"), a wholly-owned subsidiary of VIB Corp (the "Company"), of 8,000 shares of the Company's common stock, no par value per share (the "Common Stock"), acquired pursuant to that certain stock option agreement executed by and between the Company and the Selling Shareholder in connection with the VIB Corp 1997 Stock Option Plan (the "Plan").

     The Common Stock is quoted on the National Association of Securities Dealers Automated Quotation National Market System under the trading symbol "VIBC." The last sale price for the Common Stock as so reported was on September 8, 1999 and was $9.25 per share.

     In 1998, a total of 21,228 shares of Common Stock, acquired upon exercise of options granted under the Plan, were sold by executive officers and directors of the Company pursuant to Supplements to Reoffer Prospectus. The Supplements to Reoffer Prospectus covering the 21,228 shares (in aggregate) were filed with the Securities and Exchange Commission (the "SEC") and are available to the public for inspection at the SEC's web site (www.sec.gov).

     On June 18, 1999, a Supplement to Reoffer Prospectus covering the resale of Janice Stewart Grady, Senior Vice President/Human Resources of the Company, of 3,398 shares of Common Stock acquired pursuant to that certain stock option agreement executed by and between the Company and Ms. Grady in connection with the Plan, was filed with the SEC. The 3,398 shares of Common Stock were sold through Sutro & Co., Incorporated, a licensed broker ("Sutro"), on the Nasdaq National Market System at market on or about June 22, 1999. The Company did not receive any of the proceeds from the sale.

     On June 23, 1999, a Supplement to Reoffer Prospectus covering the resale by Ed L. Hickman, a director of the Company and President and Chief Executive Officer of Bank of Stockdale, F.S.B., a wholly-owned subsidiary of the Company, of 19,000 shares of Common Stock acquired pursuant to that certain stock option agreement executed by an between the Company and Mr. Hickman in connection with the Plan, was filed with the SEC. The 19,000 shares of Common Stock were sold through Sutro & Co., Incorporated, a licensed broker ("Sutro"), on the Nasdaq National Market System on or about June 23, 1999. The Company did not receive any of the proceeds from the sale.

                              PLAN OF DISTRIBUTION

     The Company has been notified that 8,000 shares of the Common Stock will be sold through Sutro. The 8,000 shares of Common Stock will be sold on the Nasdaq National Market System at market sometime in mid to late September, 1999. The Company will not receive any of the proceeds from the sale of shares of the Common Stock by the Selling Shareholder. Other than as disclosed herein, there are no other material terms concerning the proposed sale.




               The date of this Supplement is September 8, 1999.